June 13, 2017

Submitted Via EDGAR

Kristi Marrone Staff Accountant U.S. Securities and Exchange Commission 100 Fifth Street, N.E. Washington, D.C. 20549	Philip A. Reinsch President and Chief Executive Officer
Re:	Capstead Mortgage Corporation (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 24, 2017

File No. 001-08896

Dear Ms. Marrone:

Our response to the staff’s comments in the May 18, 2017 comment letter is set forth below.  To facilitate your review, the comment of the staff has been set forth below in italics and is followed by our responses.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

1.

We note you provided certain key operating statistics for your portfolio, including average total financing spreads and average balance information.  Please tell us what consideration you gave to providing a rate/volume analysis pursuant to Item I.C. of Securities Act Industry Guide 3; refer to SAB Topic 11K and ASC 942-10-S99-4.

Over the years we have not rigidly provided an analysis of our results of operations in a traditional rate and volume format.  Rather, we focused primarily on changes in rates with discussion of changes in portfolio balances and borrowing levels whenever necessary to provide a complete analysis.

In future Exchange Act reports, we will disclose changes in interest income on our residential mortgage investments and changes in interest expense on our secured borrowings, segregated by amounts attributable to changes in rate and changes in volume.  Because the Company has only one major category of interest-earning assets and one major category of interest-bearing liabilities, such analysis will be presented as a discussion rather than a tabular format.   The discussion will be included in the Results of Operations section of the MD&A.    Following is an example:

CAPSTEAD MORTGAGE CORPORATION

8401 North Central Expressway   Suite 800   Dallas, Texas  75225-4410   (214) 874-2380    Fax (214) 874-2398

Kristi Marrone

June 13, 2017

Interest income on our residential mortgage investments was lower by $X.X million and $X.X million for the quarter and six months ended June 30, 2017, respectively, compared to the same periods in 2016.  The decreases are attributable to a $X.X million and $X.X million decrease related to lower average yields and a $X.X million and $X.X million decrease related to lower average portfolio balances for the comparative quarter and six month periods, respectively.

Interest expense on our secured borrowings was higher by $X.X million and $X.X million for the quarter and six months ended June 30, 2017, respectively, compared to the same periods in 2016.  The increases are attributable to a $X.X million and $X.X million increase related to higher average borrowing rates, net of a $X.X million and $X.X million decrease related to lower average borrowings for the comparative quarter and six month periods, respectively.

We respectfully submit the above for consideration in response to your comment.  Please confirm that these changes are appropriate and responsive to the Commission’s comment.

The Company acknowledges that

o	it is responsible for the adequacy and accuracy of the disclosure in the filing;
o	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning this filing, please contact me at (214) 874-2380, via facsimile at (214) 874-2398 or via email at preinsch@capstead.com.

Sincerely,

/s/ Phillip A. Reinsch

Phillip A. Reinsch

President and Chief Executive Officer,
Chief Financial Officer

cc:	David Barbour – Andrews Kurth Kenyon LLP (via email) Sunyi Snow – Andrews Kurth Kenyon LLP (via email) Leslie Carroll – Ernst & Young LLP (via email)